(TRANSLATION)

Member of Financial Accounting Standards Foundation

November 7, 2006

To Whom It May Concern:

Company Name: Toyota Motor Corporation

Name and Title of Representative: Katsuaki Watanabe, President

(Code Number: 7203 Securities and exchanges throughout Japan)

Name and Title of Contact Person: Takuo Sasaki General Manager, Accounting Division

Telephone Number: 0565-28-2121

Notice Concerning Acquisition of Own Shares

(Acquisition of Own Shares pursuant to Article 156 of the Corporation Act)

At a meeting held on November 7, 2006, the Board of Directors of Toyota Motor Corporation (“TMC”) resolved to establish a limit for acquiring its shares pursuant to the resolution made at the 102nd Ordinary General Shareholders’ Meeting and we hereby inform you as follows.

1. Type of shares to be acquired	Shares of common stock of TMC
2. Aggregate purchase price of shares	Up to JPY 150,000,000,000
3. Aggregate number of shares to be acquired	Up to 20,000,000 shares
4. Method of acquisition	Purchase in the market
5. Acquisition period	From November 9, 2006 to November 10, 2006

(Reference)

Matters resolved at the 102nd Ordinary General Shareholders’ Meeting held on June 23, 2006

• Type of shares to be acquired	Shares of common stock of TMC
• Aggregate number of shares to be acquired	Up to 30,000,000 shares
• Aggregate purchase price of shares	Up to JPY 200,000,000,000

Shares acquired as of November 7, 2006

• Aggregate number of shares acquired	0 shares
• Aggregate purchase price of shares	JPY 0